MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of MindWalk Holdings Corp. (the "Company” or, “MindWalk” for the three and nine months ended January 31, 2026, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2025. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of MindWalk on March 11, 2026.

The referenced financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to MindWalk Holdings Corp., including our Annual Report on Form 20-F for the fiscal year ended April 30, 2025, is available on our website at www.mindwalkAI.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/search-filings.

FORWARD-LOOKING INFORMATION

This MD&A includes forward looking statements within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations. Forward looking statements relate to future events or future performance and reflect management’s current expectations, estimates and projections.

Forward looking statements in this MD&A include, without limitation, statements about MindWalk’s:

• business strategy and priorities, including the shift toward a software-led model centered on LensAI
• plans and expectations for LensAI subscriptions, HYFT-based analytics and data services, and selected wet lab offerings
• expectations regarding revenue growth, margins, operating costs, liquidity and capital resources
• research and development activities and internal asset programs, including programs related to dengue and GLP-1 and longevity
• expectations regarding the protection, expansion and use of the Company’s intellectual property, including HYFT patterns and related biological assets
• expectations regarding client adoption of AI-driven and SaaS-based drug discovery tools
• views on industry, market size and growth rates in AI in drug discovery, drug discovery informatics, cloud-based drug discovery platforms and life science analytics

• expectations regarding the advancement of MindWalk's therapeutic and vaccine pipeline, including the progression of internal proprietary asset programs and the translation of AI-driven discoveries into clinical candidates
• expectations about future financing, capital allocation and shareholder value

Forward looking statements often use words such as “expects”, “plans”, “targets”, “believes”, “forecasts”, “intends”, “estimates” or similar expressions and include statements about events or results that are “anticipated” or “projected”. Any statements that describe future plans, objectives or goals are forward looking statements.

These statements are based on a number of assumptions, including management’s assumptions regarding:

• the progress, timing and costs associated with executing MindWalk’s business plan and strategy
• the performance, safety and regulatory profile of the Company’s technologies and internal programs
• the accuracy of industry data and growth forecasts referenced in this MD&A
• the competitive environment and the pace of adoption of AI-driven and SaaS-based solutions in drug discovery
• the ability to maintain and expand customer and partner relationships
• the availability of qualified personnel, contractors and key infrastructure
• the continued availability of financing on acceptable terms
• the absence of material adverse changes in general business, economic, geopolitical, market, tax, regulatory or legal conditions

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Forward looking statements involve known and unknown risks and uncertainties. Actual results, performance and achievements differ in many cases from those expressed or implied in forward looking statements. Risks and uncertainties include, among others:

• the risk that MindWalk does not successfully execute its software-led strategy or achieve anticipated levels of LensAI usage
• the risk of slower than expected adoption of AI-based and SaaS-based tools by current or potential clients
• risks related to research and development, including technical challenges, data quality, model performance and regulatory expectations for AI in life sciences
• risks related to the protection, enforcement and value of intellectual property, including HYFT-related IP and related biological assets
• competition from existing or new market participants, including larger companies with greater resources
• risks related to dependence on key personnel, partners, vendors and critical infrastructure

• risks related to the execution and transition of wet lab operations, including the ability to maintain service quality and client relationships during the Company's shift toward a software-led model
• risks related to compliance with evolving laws and regulations, including those relating to data privacy, data security and the use of AI
• financing, liquidity and capital market risks, including dilution risk from future financings
• risks related to the development, advancement and commercial potential of internal programs, including dengue, influenza and GLP-1 and longevity
• general economic, market and geopolitical risks that affect the Company and its clients

• risks related to the accuracy of third-party industry data, market size estimates and growth forecasts referenced in this MD&A, which may differ materially from actual market conditions

Additional information about these and other risks is included in the “Risks and Uncertainties” section of this MD&A and in MindWalk’s other filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Forward looking statements in this MD&A speak only as of the date of this document. MindWalk does not undertake any obligation to update or revise forward looking statements as a result of new information, future events or otherwise, except as required by applicable securities laws. Readers should not place undue reliance on forward looking statements.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods. For further details, please refer to the Non-IFRS Financial Measures section later in this document.

GENERAL

MindWalk Holdings Corp. (the "Company" or "MindWalk") was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market under the trading ticker symbol "HYFT." The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

The corporate headquarters is situated at 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8. This MD&A was reviewed and approved by the Board of Directors of MindWalk and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2026.

All dollar figures in this MD&A are stated in Canadian dollars unless otherwise noted.

WHO WE ARE

MindWalk is a Bio-Native AI company operating at the intersection of artificial intelligence, deep biological data, and advanced laboratory research. Our mission is to make complex biology more computable — and to translate that capability into validated therapeutic and vaccine candidates that partners can advance.

The Company’s integrated platform connects in silico analysis with a full-stack wet lab, enabling a closed-loop discovery model in which computational insights inform experimental design, and experimental results continuously enrich our data layer. This architecture is intended to improve efficiency across the biologics discovery and development process. MindWalk's integrated discovery and development platform has supported the clinical advancement of over 15 molecules through client and partner programs, and a growing internal pipeline is now leveraging our AI-driven discovery engine..

The HYFT Technology Advantage

At the core of MindWalk’s platform is HYFT®, a patented biological pattern technology that represents a distinct approach to understanding molecular biology. Rather than relying on sequence alignment — which misses functional relationships masked by genetic variation — HYFT captures the minimal subsequence information required to determine molecular structure and function.

These HYFT patterns are evolution-defined. They represent the regions of biology that cannot change without loss of essential function: conserved patterns that persist across mutation and species variation. Because these patterns encode functional constraint rather than surface-level similarity, they identify functional relationships that sequence-alignment approaches may not detect.

HYFT patterns are indexed and linked across more than 25 billion biological relationships within LensAI™, the Company’s explainable AI platform. This creates a shared biological knowledge layer that harmonizes sequence, structure, functional assays, omics data, and scientific literature into a single, queryable computational space. This computational architecture supports traceable, evidence-linked biological analysis..

Critically, HYFT patterns are patented assets owned exclusively by MindWalk. No other organization has the right to use these patterns. This IP exclusivity provides a structural competitive advantage that may deepen with broader application across programs, modalities, and therapeutic areas.

LensAI: The Platform

LensAI is MindWalk’s Bio-Native AI platform for biologics discovery and development, built on the HYFT pattern framework. Partners access LensAI through expert-led analytics projects, SaaS subscriptions, and API-based integrations, creating a flexible engagement model that scales with client need.

LensAI capabilities include target profiling, antigen and epitope analysis, immunogenicity and liability screening, candidate triage, de novo variant sequence design, developability assessment, and portfolio-level analysis. Across these applications, HYFT patterns provide the connective tissue that links modalities and makes results traceable to specific biological evidence rather than opaque model behavior.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Beyond client-facing applications, LensAI also drives MindWalk’s internal proprietary asset programs, where the same platform that powers partner work is generating de novo therapeutic and vaccine candidates supported by proprietary IP and HYFT-defined biological analysis, with potential future partnering opportunities.

AI-Driven Internal Asset Pipeline

MindWalk's internal pipeline includes LensAI-generated assets that the Company owns, protects, and intends to advance through partnerships or licensing. Each program is grounded in HYFT-defined biology and anchored in wet-lab validation. The programs below are those where HYFT technology and the LensAI platform served as the primary discovery and design engine.

Program	Target / Indication	Modality	Stage	Key Achievement
GLP-1 Receptor Agonist	Metabolic disease	AI-designed peptide; in silico-led design via LensAI™ and HYFT®	Preclinical — in vitro validated	In vitro GLP-1 receptor activation confirmed by independent third-party assay; results demonstrate activity relative to semaglutide benchmark.
Longevity Companion Therapeutic	Aging biology / healthspan (undisclosed target)	Undisclosed; in silico-designed via LensAI™	Preclinical — in silico identified; validation underway

Separate, independently protectable asset targeting a distinct, non-overlapping longevity pathway. Identified as a potential co-administration candidate alongside the GLP-1 RA — though each asset is designed to stand alone. Target undisclosed pending IP protection. Longevity therapeutics market projected at >$60B by 2030.

Universal Dengue Vaccine	Dengue fever (all 4 serotypes)	Monoclonal antibody / vaccine	Third-party neutralization testing underway	Conserved discontinuous epitope identified across all 4 serotypes; rabbit immunization completed; serum antibody binding analysis underway.
Universal Influenza	Influenza A & B (all major subtypes)	Vaccine / functional antigen	Research — functional constraint identified	HYFT-defined functional constraint confirmed across >900 influenza sequence variations spanning Influenza A (H3N2, H5, H7, H9, H1N1 swine) and both Influenza B lineages (Victoria & Yamagata)

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Each AI-driven internal program is designed to be housed and independently financed, allowing individual programs to attract dedicated capital partners without diluting the MindWalk parent entity — preserving shareholder value while enabling non-dilutive program-level financing.

Broader Biologics Portfolio

MindWalk’s discovery capabilities extend well beyond its HYFT/LensAI-driven internal programs. Through its integrated discovery platform — combining wet lab expertise, antibody engineering, and AI tools — the Company has built a portfolio of 16 partner-ready assets spanning oncology, immuno-oncology, vascular disease, ophthalmology, and infectious disease.

Select programs of note include:

•
CD3δε Fabs (MDWK-24): A CD3δε-targeting Fab arm designed for bispecific and multi-specific T cell engager formats. Developed by MindWalk, this asset is engineered to reduce cytokine release relative to first-generation CD3 engagers and is available for partners to combine with anti-tumor associated antigen (TAA) arms to generate novel immunotherapeutic molecules.
•
ALK-1 Agonist Antibodies (MDWK-21): Monoclonal agonist antibodies targeting activin receptor-like kinase 1 (ALK1), a member of the TGF-β receptor superfamily preferentially expressed on endothelial cells. Developed by MindWalk for vascular pathologies including diabetic retinopathy and pulmonary arterial hypertension, where impaired BMP9/ALK1 signaling is a central driver of disease.
•
TrkB × CD3 Bispecific (MDWK-200): A bispecific T cell engager combining MindWalk’s proprietary anti-TrkB and anti-CD3δε arms, targeting triple-negative breast cancer and other TrkB-overexpressing solid tumors.
•
SARS-CoV-2 (MDWK-03): The most clinically advanced asset in the broader Vault by stage, currently in final drug product form.

Several assets in the portfolio are partnered, reflecting the translational quality of MindWalk’s discovery output and the commercial relevance of the Vault. The full portfolio, including additional oncology and immuno-oncology assets, is available at mindwalkai.com/partner-ready-assets/biologics-pipeline.

The TDP-43 neurodegeneration program was developed through a client-driven engagement using MindWalk's integrated discovery platform and has been externally peer-reviewed (bioRxiv, DOI: 10.1101/2025.06.10.658846).

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

2.5 Functional Adjacency

A recent application of HYFT technology has revealed an additional, commercially significant capability: the detection of functional adjacency. Functional adjacency refers to the phenomenon where distinct molecules produce the same therapeutic effect despite low sequence similarity — a condition that sequence-alignment-based analysis routinely fails to identify.

MindWalk has applied HYFT to detect shared biological signatures between AI-designed therapeutics, including cases where independently developed molecules converge on the same functional space. This capability has direct implications for competitive intelligence, IP strategy, M&A diligence, and portfolio risk assessment — positioning HYFT as a strategic intelligence layer for biopharma organizations navigating an increasingly AI-dense discovery landscape.

STRATEGY AND OUTLOOK

3.1 The AI Acceleration Tailwind

The broader AI landscape is undergoing rapid, disruptive change — and management believes this trend may benefit demand for MindWalk's platform capabilities.

As AI tools become faster, cheaper, and more widely accessible, the pace of molecule design across the industry is accelerating sharply. General-purpose AI models can now generate novel therapeutic sequences at scale, lowering the cost and time of early discovery for any organization with compute access. This democratization of AI-assisted design is expanding the volume and variety of candidate molecules entering development pipelines globally.

This acceleration does not commoditize MindWalk’s position — it deepens the demand for it. Generic AI can produce sequences. What it cannot do is evaluate whether those sequences are functionally equivalent to existing IP, identify whether a candidate engages a target through the same biological mechanism as a competitor’s molecule, or determine whether a vaccine epitope will hold across viral evolution. Those questions require the kind of functional biological reasoning that HYFT® is intended to address — and that sequence-alignment and generative models are not designed to provide.

As AI floods the discovery space with novel molecules, several consequential problems scale with it: IP crowding, functional overlap, and regulatory scrutiny of AI-derived evidence. MindWalk’s HYFT technology — and specifically its functional adjacency detection capability — becomes more strategically valuable as the volume of AI-designed assets grows. The Company is positioned not just as a participant in the AI-driven discovery wave, but as a layer of biological intelligence that the wave itself requires.

This is reinforced by regulatory direction. In January 2025, the FDA clarified its expectations for AI-derived information in drug and biologics submissions, emphasizing transparency, reproducibility, and traceability of AI outputs — criteria that black-box generative models cannot satisfy by design. HYFT patterns are designed to support these standards. Management believes these regulatory standards favor platforms with traceable, evidence-linked AI outputs, such as LensAI™.

Strategic Positioning

MindWalk is executing against a clear and differentiated thesis: that biologics development will increasingly require biologically grounded AI analysis alongside wet-lab capabilities. MindWalk's integrated platform is designed to address this need, and our integrated wet lab ensures that computational insight translates into experimentally validated, IP-protected assets.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

This quarter continues to build on prior periods. Continued revenue growth and a healthy gross margin of 59% provide the financial runway to execute on the concurrent advancement of four AI/HYFT-driven internal programs — spanning metabolic disease, aging biology, and infectious disease.

Three Strategic Pillars

Pillar 1: Build Intelligence-Driven Recurring Revenue

Management’s primary commercial objective is to grow recurring, intelligence-driven revenue from LensAI — engagements in which HYFT-based biological reasoning is embedded directly in a partner’s discovery workflow. The Company is transitioning from a project-revenue model toward a higher-margin, scalable mix that includes subscription-based platform access, HYFT-based analytics engagements, and API integrations. This shift improves revenue predictability, reduces per-engagement overhead, and creates compounding value as each client interaction enriches the shared HYFT data layer.

Pillar 2: Advance and Protect the Internal Asset Portfolio

MindWalk’s internal programs are not ancillary to the platform — they are a direct application of the platform. By generating proprietary assets through LensAI and anchoring them in bio-native wet-lab validation, the Company is building an IP portfolio with independent value that can attract non-dilutive program-level capital.

The segregated portfolio structure is designed precisely for this purpose. Each AI-driven internal program — the GLP-1 receptor agonist, its separately protectable longevity companion therapeutic, universal dengue, and universal influenza — is intended to be housed in its own portfolio, financed by dedicated investors who are aligned with that program’s specific risk-return profile. Management was in active discussions with interested investors and has committed to providing formal program-level updates as each program reaches key milestones.

Pillar 3: Deepen Enterprise Partnerships

MindWalk’s platform is most valuable when embedded in a partner’s discovery workflow over an extended period. Management is actively pursuing multi-year enterprise engagements in which LensAI serves as a persistent analytical layer — informing target selection, immunogenicity screening, candidate triage, and portfolio decisions at scale. These relationships generate recurring revenue, produce data that strengthens the HYFT knowledge layer, and create meaningful switching costs that improve retention.

The TDP-43 neurodegeneration program exemplifies this model: generated through a client-driven engagement using MindWalk’s integrated discovery platform, and externally peer-reviewed (bioRxiv, DOI: 10.1101/2025.06.10.658846). This work demonstrated the Company’s ability to discriminate with structural precision between toxic and healthy protein conformations — a long-standing challenge in neurodegeneration drug development — and now serves as a validation reference supporting expanded engagement across the neurodegenerative drug discovery community. Importantly, this result was achieved through MindWalk's wet lab infrastructure, illustrating that the Company's value to enterprise partners extends beyond its AI-native HYFT platform to encompass its full integrated discovery capabilities.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Market Opportunity

Management views MindWalk as operating at the convergence of several high-growth markets, each of which is being reshaped by AI adoption:

Market Segment	2024/2025 Size	Projected Size	CAGR
AI in Drug Discovery	USD 6.93B (2025)	USD 16.52B (2034)	~10%
Drug Discovery Informatics	USD 3.65B (2024)	USD 7.03B (2030)	11.6%
Cloud-Based Drug Discovery Platforms	USD 3.5B (2025)	USD 11.3B (2035)	12.6%
Life Science Analytics (Broad)	USD 40.0B (2025)	USD 68.8B (2030)	11.4%

Approximately two-thirds of life science professionals reported using AI in their workflows in 2024, up from just over half the prior year, and a large majority of pharma and biotech organizations are now applying AI in active pipeline programs. This rapid adoption reflects the expanding addressable market for AI-driven biologics platforms.

OVERALL PERFORMANCE AND LIQUIDITY OF CONTINUING OPERATIONS

The Company achieved revenues of $4.2 million and $11.4 million during the three and nine months ended January 31, 2026, roughly a 52% and a 45% increase from 2025 revenues of $2.7 million and $7.9 million, respectively. The Company incurred cost of sales of $1.7 million and $4.8 million during the three and nine months ended January 31, 2026, a $0.7 and $1.0 million increase for the three and nine months ended January 31, 2025 cost of sales, respectively. The Company incurred total operating expenses of $6.1 million during the three months ended January 31, 2026, compared to the $26.6 million in the three months ended January 31, 2026 due to a $21.2 million asset impairment. Operating expenses totaled $17.3 million during the nine months ended January 31, 2026, compared to operating expenses of $37.9 million for the nine months ended January 31, 2025. Net loss totaled $3.9 million and $10.1 million for the three and nine months ended January 31, 2026, respectively compared to a net loss of $21.5 million and $28.1 million during the same periods last year.

As of January 31, 2026, the Company had cash on hand of $14.1 million compared to $10.7 million as of April 30, 2025. The Company expects its cash on hand as of January 31, 2026 will be sufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

RESULTS OF OPERATIONS

Comparison of the three months ended January 31, 2026 and 2025

Revenue

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Project revenue	4,110	2,654	1,456	54.9%
Product sales revenue	—	2	(2)	-100.0%
Cryostorage revenue	48	72	(24)	-33.3%
Total revenue	4,158	2,728	1,430	52.4%

The Company achieved revenue of $4.2 million during the three months ended January 31, 2026, a 52% increase from the three months ended January 31, 2025, due to an increase in Canada's B cell project revenue.

Gross Profit

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Gross profit	2,464	1,761	703	39.9%
% of total revenue	59%	65%

Gross profit totaled $2.5 million during the three months ended January 31, 2026, an increase of 40% compared to the three months ended January 31, 2025, due primarily to improved project revenue.

Research and development

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Research and development	1,214	914	300	32.8%

During the three months ended January 31, 2026, R&D expenses increased to $1.2 million from $0.9 million during the three months ended January 31, 2025. R&D expenses for the three months ended January 31, 2026 reflect ongoing investments in R&D on the LensAI platform.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Sales and marketing

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Sales and marketing	1,800	1,138	662	58.2%

Sales and marketing expenses totaled $1.8 million during the three months ended January 31, 2026, compared to $1.1 million during the three months ended January 31, 2025. Expenditures during the three months ended January 31, 2026 reflect ongoing commercialization efforts to drive awareness of MindWalk.

General and administrative

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
General and administrative	3,124	2,864	260	9.1%

During the three months ended January 31, 2026, general and administrative expenses totaled $3.1 million, an increase of 9% compared to the three months ended January 31, 2025, due to an increase in salaries.

Other Income / Expense

	Three Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $
Accretion	—	(3)	3
Grant income	15	—	15
Interest and other income (expense)	30	(183)	213
Loss on disposal of Europe B.V.	(53)	—	(53)
Unrealized foreign exchange loss	(266)	80	(346)
Total other expense	(274)	(106)	(168)

The Company recorded other expense of $(0.3) million during the three months ended January 31, 2026, compared $(0.1) million during the three months ended January 31, 2025. The increase in other expense is due to the unrealized foreign exchange loss.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Comparison of the nine months ended January 31, 2026 and 2025

Revenue

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Project revenue	11,294	7,705	3,589	46.6%
Product sales revenue	1	7	(6)	-85.7%
Cryostorage revenue	148	167	(19)	-11.4%
Total revenue	11,443	7,879	3,564	45.2%

The Company achieved revenue of $11.4 million during the nine months ended January 31, 2026, a 45% increase from the nine months ended January 31, 2025.

Gross Profit

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Gross profit	6,653	4,139	2,514	60.7%
% of total revenue	58%	53%

Gross profit totaled $6.7 million during the nine months ended January 31, 2026, an increase of 61% compared to the nine months ended January 31, 2025, due primarily to improved project revenue.

Research and development

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Research and development	3,362	3,385	(23)	-0.7%

During the nine months ended January 31, 2026, R&D expenses stayed flat compared to the nine months ended January 31, 2025.

Sales and marketing

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Sales and marketing	4,409	2,754	1,655	60.1%

Sales and marketing expenses totaled $4.4 million during the nine months ended January 31, 2026, compared to $2.8 million during the nine months ended January 31, 2025. Sales and marketing investment increased 60% for the nine months ended January 31, 2026.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

The increase is due to increased commercialization efforts to drive awareness of MindWalk, as well as the addition of a Chief Business Officer in October 2025.

General and administrative

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $	Change %
General and administrative	9,490	9,072	418	4.6%

During the nine months ended January 31, 2026, general and administrative expenses totaled $9.5 million, an increase of $0.4 million compared to the nine months ended January 31, 2025, due primarily to salaries and share based payment increases.

Other Income / Expense

	Nine Months Ended January 31,
(in thousands)	2026 $	2025 $	Change $
Accretion	—	(5)	5
Grant income	34	138	(104)
Interest and other income (expense)	70	(302)	372
Loss on disposal of Europe B.V.	(511)	—	(511)
Unrealized foreign exchange loss	(305)	(164)	(141)
Total other expense	(712)	(333)	(379)

The Company recorded other expense of $(0.7) million during the nine months ended January 31, 2026, compared $(0.3) million during the nine months ended January 31, 2025. The increase in other expense is attributed to the legal fees associated with the sale of IPA Europe B.V..

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2026	October 31, 2025	July 31, 2025	April 30, 2025
Total revenue	4,158	4,124	3,161	2,746
Cost of sales	1,694	1,462	1,634	1,155
Gross profit	2,464	2,662	1,527	1,591
Operating expenses	6,138	5,437	5,686	4,713
Other income (expenses)	(274)	(419)	(20)	(390)
Income taxes	(18)	25	(91)	(75)
Net loss from continuing operations	(3,930)	(3,219)	(4,088)	(3,437)
Net income from discontinued operations	—	24	1,129	1,276
Net loss	(3,930)	(3,195)	(2,959)	(2,161)
Basic and diluted loss per share*	(0.08)	(0.07)	(0.07)	(0.05)

	Three Months Ended ($)
(in thousands, except share data)	January 31, 2025	October 31, 2024	July 31, 2024	April 30, 2024
Total revenue	2,728	2,679	2,473	2,518
Cost of sales	967	1,310	1,463	1,923
Gross profit	1,761	1,369	1,010	595
Operating expenses	26,620	5,424	5,884	20,605
Other income (expenses)	(106)	(224)	(4)	55
Income taxes	(3,013)	(731)	(666)	(1,414)
Net loss from continuing operations	(21,952)	(3,548)	(4,212)	(18,541)
Net income from discontinued operations	431	995	213	932
Net loss	(21,521)	(2,553)	(3,999)	(17,609)
Basic and diluted loss per share*	(0.66)	(0.09)	(0.15)	(0.71)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company achieved revenue of $4.2 million during the three months ended January 31, 2026, an increase of 52% from the same period in the previous year.

Gross Profit

The Company recorded a gross profit margin of 59% during the three months ended January 31, 2026, while gross profit margins have historically been in the 48-57% range. The increase in gross profit margin during the three months ended January 31, 2026 is due primarily to increased project revenue.

Operating Expense

Fluctuations in operating expenses have historically been driven primarily by R&D expenses, sales, marketing, and recorded impairments, while general and administrative expenses have been more stable.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Other Income (Expense)

Other income (expense) includes the impact of unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated financial statements and accompanying notes for the year ended April 30, 2025.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
Net loss	(3,930)	(21,521)	(10,084)	(28,073)
Income taxes	(18)	(3,013)	(83)	(4,408)
Amortization and depreciation	218	705	628	2,091
Accretion	—	3	—	5
Asset impairment	—	21,184	—	21,184
Foreign exchange realized gain (loss)	64	48	99	36
Interest expense	56	227	172	376
Interest and other income (expense)	(30)	183	(70)	302
Loss on disposal of Europe B.V.	53	—	511	—
Unrealized foreign exchange gain (loss)	266	(80)	305	164
Share-based expense	257	70	465	392
Adjusted EBITDA	(3,064)	(2,194)	(8,057)	(7,931)

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2026 $	2025 $	2026 $	2025 $
Operating expenses	(6,138)	(26,620)	(17,261)	(37,925)
Amortization and depreciation	22	651	68	2,392
Asset impairment	—	21,184	—	21,184
Foreign exchange gain (loss)	64	48	99	36
Interest expense	56	227	172	376
Share-based expense	257	70	465	392
Adjusted Operating Expenses	(5,739)	(4,440)	(16,457)	(13,545)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures in two tranches and at a purchase price of 95% of the aggregate principal amount. In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company provided certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of January 31, 2025, the company completed the full conversion of the debenture with Yorkville.

As of January 31, 2026, the Company held cash of $14.1 million as compared to $10.7 million as of April 30, 2025. During the nine months ended January 31, 2026, the cash used in operating activities was $10.1 million. As part of the investing activities, the Company made property and equipment purchases of $0.4 million. As part of the financing activities, the Company incurred lease repayments of $0.5 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of January 31, 2026, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

Although the Company is a going concern, the Company does have enough cash reserves to fund its operations for one year. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD. The transaction generated $10.2 million USD in net proceeds. The divestiture

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

included the sale of the net assets of IPA Europe B.V., including the Oss and Utrecht locations. The impact of this transaction will be reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026, subject to the customary post-closing adjustments. The final amount of the gain or loss has not yet been determined as the purchase price adjustments are ongoing.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.4 million and $0.4 million during the nine months ended January 31, 2026 and 2025, respectively.

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of March 11, 2026 is as follows:

Security	Number	Exercise Price
Issued and outstanding common shares	46,711,866	NA
Stock options	223,000	$7.94
Stock options	16,000	$8.30
Stock options	64,000	$5.79
Stock options(1)	7,265	$5.60
Stock options(1)	471,452	$5.60
Stock options(2)	60,000	$2.02
Stock options(3)	8,000	$2.01
Stock options(3)	4,000	$2.01
Stock options(3)	8,000	$2.01
Stock options(3)	4,000	$2.01
Stock options(3)	8,000	$2.01
Stock options(3)	8,000	$2.01
Stock options(4)	595,000	$1.18
Restricted stock units(5)	11,500	$0.55
Restricted stock units(6)	18,528	$2.72
Restricted stock units(7)	750,000	$2.73
Restricted stock units(8)	410,000	$2.21
Restricted stock units(8)	23,000	$2.21
Restricted stock units(9)	78,000	$2.45
Warrants(10)	130,111	$22.97
Warrants(11)	56,650	$1.37
Total	49,666,372

(1)
Exercise price of US $4.10. The figure in the table above is translated at the January 31, 2026 rate.
(2)
Exercise price of US $1.48. The figure in the table above is translated at the January 31, 2026 rate.
(3)
Exercise price of US $1.47. The figure in the table above is translated at the January 31, 2026 rate.
(4)
Exercise price of US $0.86. The figure in the table above is translated at the January 31, 2026 rate.
(5)
Exercise price of US $0.40. The figure in the table above is translated at the January 31, 2026 rate.
(6)
Exercise price of US $1.99. The figure in the table above is translated at the January 31, 2026 rate.
(7)
Exercise price of US $2.00. The figure in the table above is translated at the January 31, 2026 rate.
(8)
Exercise price of US $1.62. The figure in the table above is translated at the January 31, 2026 rate.
(9)
Exercise price of US $1.79. The figure in the table above is translated at the January 31, 2026 rate.
(10)
Exercise price of US $16.81. The figure in the table above is translated at the January 31, 2026 rate.
(11)
Exercise price of US $1.00. The figure in the table above is translated at the January 31, 2026 rate.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed disclosure controls and procedures or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and CFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and CFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our CEO and CFO have concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below during the three-month period ended January 31, 2026.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal controls over financial reporting during the three-month period ended January 31, 2025, which continues to exist at January 31, 2026:

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness as of January 31, 2026, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation during the three-month period ended January 31, 2026, that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the CFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2026 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/searchfilings.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As at January 31, 2026, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JANUARY 31, 2026

The Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025 can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/searchfilings.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/searchfilings.